

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2010

Peter J. Meier
Chief Financial Officer
Alliance Bancorp, Inc. of Pennsylvania
541 Lawrence Road
Broomall, Pennsylvania 19008

Re: Alliance Bancorp, Inc. of Pennsylvania
    Form 10-K for December 31, 2009
    File Number 1-33189

Dear Mr. Meier:

We have completed our reviewed of the above referenced Form 10-K and related materials and have no further comments.

Please direct any questions to David Lyon at 202-551-3421 or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief